U.S SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM 10-SB/A

           Registration Statment Of Small Business Issuer Pursuant to
              Section 12(g) of the Securities Exchange Act of 1934



                          CAMBRIDGE ENERGY CORPORATION
                 (Name of Small Business Issuer in its charter)



            Nevada                                                59-3380009
-------------------------------                              -------------------
(State or Other Jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)



215 South Riverside Drive
Suite 12
Cocoa, Florida                                                       32922
---------------                                                      -----
(Address of Principal Executive Offices)                           (Zip Code)



Issuer's telephone number:                                      (407) 636-6165




Securities to be registered pursuant to Section 12(b) of the Act:


                                      NONE
                                     -----


Securities to be registered pursuant to Section 12(g) of the Act:



                         COMMON STOCK: $ .0001 PAR VALUE
                         -------------------------------
                                (Title of Class)

                                     Part I

ITEM 1.   DESCRIPTION OF BUSINESS

     (a) Business Development

     CAMBRIDGE ENERGY CORPORATION, (the Company) was incorporated under the laws of the State of Nevada on April 9, 1996. At inception the Company's Articles of Incorporation Authorized 2,000,000 Common Shares at $.001 Par Value, and 100,000 Preferred Shares at $.001 Par Value. In June 1997, the Board of Directors approved an amendment to the Company's Articles of Incorporation increasing the authorized Common Shares of the Company from 2,000,000 to 50,000,000, and increasing the number of authorized Preferred Shares from 100,000 to 25,000,000. At that time the Board also changed the Par Value of each class of stock to from $.001 to $.0001 per share. The amended Articles were filed with the State of Nevada on July 7, 1997. The Company then undertook a Private Placement of 1,935,000 of its Common Shares to raise capital for the execution of its business plan. In November 1997, the Company began trading its Common Shares on the OTC Bulletin Board under symbol CNGG.

     (b) Business of Issuer

     The Company.

     Cambridge Energy Corporation was formed for the purpose of development and operation of oil and gas properties with proven reserves. The Company's strategy is to focus in domestic areas where major oil and gas producing companies have reduced their exploration efforts to move offshore and overseas in search of the larger reserves. Considerable oil and gas in proven fields remain to be exploited by well-managed independent oil companies capable of extracting these reserves at lower risk and lower cost than unproved prospects. Cambridge Energy's initial development strategy has been to acquire such proven fields and increase production through the application of advanced technology and the exploration of other proven formations in the same fields.

     Cambridge Energy's primary operational strategy includes the operation of its own projects, giving it substantial control over drilling and production costs. The Company has associated highly experienced exploration and development engineering and geology personnel that strive to add production at lower costs through development drilling, workovers, behind pipe recompletions and secondary recovery operations.

     The Industry:

     According to United States Energy Information Administration, petroleum is the major source of energy in the United States - oil and natural gas. Together they supply 65% of the energy Americans use. The U.S. has 22 billion barrels of oil reserves, eleventh largest in the world. These reserves are concentrated primarily in Texas (26%), Alaska (26%), California (16%), and the Gulf of Mexico Federal Offshore region (9%). U.S. proven oil reserves have declined by more than 4 billion barrels since 1988, with the largest single-year decline (1.6 billion barrels) occurring in 1991. America produced 9.44 million barrels per day (BOPD) of oil in 1997, of which 6.41 million BOPD was crude oil. Total U.S. domestic crude oil production is expected to decline by about 0.6% in 1998. U.S. crude oil output of 6.3 million BOPD in August 1997 represented the lowest output since 1954. There are signs that this decline may have leveled off, and that a slow increase may be in store due largely to improved technology and new or increased offshore production in the Gulf of Mexico. All told, oil production in the lower 48 states is expected to increase slightly (1.1%) in 1998.

     Overall, net income of 19 major petroleum companies fell 5% between the fourth quarter of 1996 (Q496) and the fourth quarter of 1997 (Q497), to $7.5 billion. The decline in earnings was due to the poor performance of the majors' domestic and foreign oil and gas production operations. Both lower crude oil prices and lower domestic natural gas wellhead prices hindered upstream operations. While low crude oil prices favored downstream operations, they were not enough to offset the decline in upstream income. Meanwhile, income for independent oil and gas producers increased 38% from 4Q96 to 4Q97 (to $2 billion) due to the record-breaking performance of the companies' refining/marketing activities, and the performance of oil field exploration activities. Income for independent refiners increased more than five-fold during the same period due mainly to wider margins (the difference between average resale product prices and crude oil input costs) and lower operating expenses.

     As of January 1, 1998, the United States had estimated natural gas reserves of 166.5 trillion cubic feet (Tcf), or 3.3% of world reserves. In 1998, the United States is expected to produce 19.2 Tcf of gas, second in the world (behind Russia). Also during 1998, the United States is forecast to consume 22.1 Tcf and to import 3.1 Tcf of gas (largely from Canada). For 1999, U.S. natural gas demand is expected to jump another 1.1 Tcf, or 5.2%, from 1998, while imports are expected to rise 7.8%. Overall, the United States depends on natural gas for about one-quarter of its total energy requirements.

     Natural gas is considered a desirable fuel -- both for environmental and national security reasons -- by top U.S. government officials. In May 1997, U.S. Energy Secretary Pena called for expanded use of natural gas as part of a strategy to reduce U.S. dependence on imported foreign oil. In October 1997, President Clinton said that the United States must pursue a policy of "fuel conversion" from coal to natural gas for electric power generation. Meanwhile, thanks to improvements in exploration and development technology, new natural gas reserves continue to be added in the United States.

     In the long-run (through 2020), U.S. natural gas production is expected to increase sharply as a result of rising prices, abundant reserves, and improved unconventional and offshore recovery technology. Increased gas production is expected to come mainly from onshore nonassociated sources, although offshore Gulf of Mexico production also is forecast to grow significantly. Alaska's North Slope fields are also a large potential gas source, with an estimated 30-35 Tcf of gas reserves. U.S. natural gas consumption also is expected to expand substantially through 2020, with the fastest growth resulting from additional gas-fired electric power plants. In particular, new combined-cycle facilities furnished with more efficient gas turbines will help lower the cost of gas-generated electricity to levels competitive with coal-fired plants.

     Forward-Looking Information:

     All statements other than statements of historical fact contained herein are forward-looking statements. Forward looking statements are generally accompanied by words such as "anticipate," "believe," "estimate," "project," "potential" or "expect" or similar statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors could cause the Company's results to differ materially from the results discussed in such forward-looking statements. Such factors include such things as uncertainty of costs associated with exploratory drilling, drilling results and reserve estimates, operating hazards, need for additional capital, competition from other exploration, development and production companies, the fluctuations of prices received or demand for the Company's oil and gas, and the effects of governmental and environmental regulation. All forward-looking statements contained herein are expressly qualified in their entirety by the cautionary statements in this paragraph.

     Environmental and Government Compliance and Costs:

     All oil and gas operations are subject to extensive environmental permitting and governmental regulation. All drilling and rework operations are subject to inspection by local, state and federal regulators. Violation of these requirements, or environmentally damaging spills or accidents due to non-compliance in these areas can result in fines and, depending on the severity of the negligence, criminal prosecution. The Company is not currently a party to any judicial or administrative proceedings which involve environmental regulations or requirements and management believes that it is in substantial compliance with all applicable environmental regulations.

     In many cases there is a bond required of operators to ensure that a prospective well is properly plugged and abandoned when its useful life is determined to be concluded. The Company has posted such a bond in the amount of $25,000 on one of its West Lake Arthur projects. Such bonds are additions to the cost of Cambridge Energy's projects.

     Oil and Gas Operations: (see also Management Discussion and Analysis)

     The Company realized from the sale of its production for the fiscal year ended March 31, 1998, $17.20 per barrel of oil and $2.06 per mcf of gas. The Company's average lifting cost was $.83 per BOE for the same period on the sale of 19241 BOE. This production was up from 1079 BOE the year prior based upon the Company's Calvert & Todd No. 1 well coming on line during the last two months of the period. As of the end of this period, the Company has on line one gross gas well and one gross oil well (Cambridge's working interest in the gas well is 25% before payout with a total of 34.375% after payout) on a total of 210 acres. In addition, the Company has 844 acres of undeveloped properties. For the year ended March 31, 1998, the Company drilled and completed one gas well (referenced above) and drilled, plugged and abandoned one oil well (two gross wells and one and a quarter net wells.) During the period, the Company substantially completed the engineering and planning work on a 20 well drilling project to begin in the third quarter of the current fiscal year.

     Well Services Business:

     In March 1998, the Company entered into an agreement to purchase Triton Wellhead & Manufacturing, Inc., a manufacturer of wellhead and valve devices serving primarily the oil and gas industry . The acquisition includes a 14,000 square foot manufacturing facility in Broussard, Louisiana, along with machine equipment, raw stock and finished product inventory, and engineering drawings for its products catalog. It is anticipated that when closed this transaction will add approximately $925,000 in assets to the Company, and $388,000 in long term debt. Cambridge Energy has acquired an industry sales representative to enhance the wholesale and retail marketing of these products domestically and overseas. An added benefit of this acquisition is the vertical integration aspect, whereby the Company can obtain these products for use on its own properties from Triton, ensuring availability and lower cost. The Company anticipates closing this transaction in 2d Quarter of its fiscal year ending March 31, 1999. Cambridge currently manages this facility under a management agreement pending closing.

     Employees, Consultants and Contractors:

     The Company currently has four full-time employees mainly involved in the management, administration and investor relations aspects of the Company's business. Most of the engineering and geology for the Company's projects is performed by consulting firms, and the actual drilling, rework and other field operations performed on a project basis by contractors who bid for the work, the most cost-effective manner of operation, as the range of expertise and services required varies by project and time duration.

     Cambridge Energy employs G & A International, Inc., a petroleum engineering firm in Lafayette, Louisiana, to perform all of the Company's engineering analysis and project design, drilling and rework supervision. In addition, G & A provides office space and support for the Company's office in Lafayette. Much of the engineering and geological analyses are reimbursed on a project basis pro rata by the working interest partners participating in each project. The Company also employs an oil and gas accounting firm, Investors Petroleum Consultants, Inc. in Lafayette, Louisiana, to provide accounting and disbursement reports on all of the lease and other royalty and working interest percentages of each of the companys projects as well as to prepare oil and gas production revenue disbursements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The Company completed drilling on the Calvert & Todd No. 1 in Houma, Louisiana and tested the well on November 7, 1997. Cambridge owns a 25% working interest before payout and a 34.375% interest after payout. Due to delays in pipeline connection, it was February 26, 1998 before the well began flowing into the Eagle Natural Gas system, the purchaser of the gas. At the end of the fiscal year ended March 31, 1998 (FY 98) this well was flowing at in excess of 3 million cubic feet of gas per day and 60 barrels of oil condensate per day

     Through  the end of the fiscal year (FY 98)  Cambridge  produced a total of
84.460 million cubic feet of gas and 1,927 barrels of oil condensate from this well. The well has continued to average more than 3 million cubic feet per day of gas and 60 barrels of oil condensate. Through June 4, 1998, the Company has produced from this well, 268.110 million cubic feet of gas and 5,853 barrels of oil. Total Revenues from gas sales received from this well in May for the one month period ended March 31, 1998 were $198,287.55 and in June for the one month period ended April 30, 1998 were $221,691.54. Oil revenues for this two month period from this well were $40,787.16. All of these revenues except for $5,154.40 due other working interests and 21% landowner royalties came to Cambridge in payment of monies due.

     The Company's revenues from its operations increased to $126,413 for the year ended March 31, 1998 based primarily on revenues commencing during the last month of the fiscal year for production from the Calvert & Todd No. 1 well, although it did include $20,210.56 from its Floyd A-1 well in its Big Island Field. Operating expenses increased from $26,801 to $1,150,298 which included $840,450 in Exploration costs related to the Calvert & Todd No. 1 well. (see "Current Oil and Gas Properties")

     During the Company's first fiscal year (partial) ended March 31, 1997, it acquired leases each containing one producing well and one salt water disposal well on two producing oil and gas properties in Louisiana. These properties also contained additional proven reserves the Company intends to develop. The Company is the operator on both properties, maintaining a 100% working interest net of royalties in the Floyd #A-1 well in the Big Island Field of Rapides Parish, Louisiana, and a 5% working interest net of royalties in the Odra Stelly #1-D well in the Abbeville Field of Vermilion Parish, Louisiana. The Company subsequently negotiated a 100% working interest in the Odra Stelly #1-D well. In addition, the principals conveyed to the Company a 1/128th interest in an oil producing property, the Brinley #2-6 in Garvin County, Oklahoma. Revenues from these producing properties were $17,272 during the Company's partial fiscal year ending March 31, 1997. Funds over and above these revenues required for lease renewals, working interest contributions, and other Company operations during this partial FY 1997 were provided by loans from shareholders.

     During the fiscal year ended March 31, 1998, Company acquired additional leases via an assigned farmout from Union Oil of California (UNOCAL) in the Houma Field of Terrebonne Parish, Louisiana; leases in the Arnaudville Field of St. Martin and St. Landry Parishes, Louisiana; leases in the West Lake Arthur Field of Jefferson Davis Parish, Louisiana; and leases in the Bayou Blue Field of Iberville Parish, Louisiana, for total lease acquisition expenditures of $113,654 for the fiscal year. This was up from $243 the year prior. (see "Current Oil and Gas Properties")

     Revenues from the Floyd #A-1 well in the Big Island Field of Rapides Parish, Louisiana, totaled $20,210.56 during the fiscal year ending March 31, 1998. The revenue was reduced significantly as the Company performed rework and maintenance on the well during this period, resulting in the well being down for a considerable period of time, however, the Company's rework operations were successful and the well is back on line. The Company plans to drill two additional wells on its properties at Big Island. The leases the Company holds at Big Island include a saltwater disposal well that currently services the Floyd #A-1 well, and is capable of handling this function for the two new wells to be drilled on these properties.

     The Company also undertook a "sidetrack" drilling operation at its Odra Stelly #1-D well in the Abbeville Field of Vermilion Parish during December 1997. The producing sands that were the target of the sidetrack were found to be lower than expected, the well was determined to be not commercially viable and was plugged and abandoned. Revenues to the Company from the Odra Stelly #1-D well were negligible in FY 1998. Management believes there are deeper gas reserves to be accessed by this well, but has made no decision about the Company's future plans with respect to this property.

     Liquidity :

     In June 1997, the Company undertook a Private Placement of its Common Shares to raise capital for the execution of its business plan. This offering ultimately resulted in the Company raising $772,625 during fiscal year ended March 31, 1998. During the first quarter of the subsequent year, the Company raised an additional $230,000 for the sale of common stock.

     Management believes that its 25% (34.375% after payout) working interest revenues from the Calvert & Todd #1 well will meet its minimum general and administrative cost requirements and provide the basic liquidity the Company needs to operate at current levels over the next twelve months. However, additional funding will be required to execute its business plan of acquiring additional leases and reserves, and performing drilling and rework activities planned for its existing properties (See "Current Oil and Gas Properties"). Part of this funding is expected to be obtained by the sale of working interest percentages in the drilling and rework projects, with the Company maintaining a "back-end" promotion in each project in addition to the working interest percentage it retains up front. The "back-end" is the additional percentage the Company realizes, after the working interest partners receive return of their original investment, for acting as the principal and organizer of the project, including accomplishing the lease due diligence and acquisitions; negotiating and executing working interest placements; and as overall implementor of the project. The balance of the funding required to execute the Company's planning will need to be obtained from other sources such as debt or the sale of additional equity. The Company has proposed the sale of $4,000,000 in preferred stock for this purpose but had not entered into any agreement for such financing and there is no assurance that such financing will be forthcoming.

     Material Commitments for Capital Expenditures:

     The Company has made no material commitments for these future projects other than to acquire and pay for the respective leases. Each drilling and/or rework project is stand-alone and although the Company is in constant discussion with prospective working interest partners on each potential project, commitments for the actual drilling or rework and site preparation operations are not made for each project until the Company has received the funds from its working interest partners and the funds for its portion of the working interest are in place. The leases the Company holds are renewable annually unless "held by production". If the leased property has a producing well that is providing royalty payments to the leaseholders, then annual lease payments and renewals are not required. This is the case with certain of the Big Island leases as well as Houma assigned farmout properties. Cambridge Energy strives to accomplish the drilling or rework planned for each property within the year first leased. When that does not occur however, management reviews the potential of each property as its leases come up for renewal and makes a decision whether or not to renew each lease in light of the Company's business planning at that time.

ITEM 3.   DESCRIPTION OF PROPERTY

     The corporate offices of Cambridge Energy Corporation are in Cocoa, Florida, and consist of approximately 1200 square feet of office space owned by an officer and director of the Company. The Company has utilized this space since its inception at no cost. As revenues increase the Company intends to either purchase or lease larger facilities for its headquarters at another location.

     The Company also maintains engineering offices in Lafayette, Louisiana, as part of its consulting contract with G & A International, Inc. for engineering services. The Company is obligated for a fee of $14,000 per month for the engineering services and office space and support, a portion of which it is reimbursed as engineering costs for each project are attributed to the working interest partners.

     Current Oil and Gas Properties:

     Houma Field - Calvert & Todd No. 1 Well: A 12,500' gas well that Cambridge Energy drilled, completed and brought on line in Terrebonne Parish at Houma, Louisiana. The Company drilled this well at the end of 1997 on an assigned farmout from UNOCAL. The well is currently producing approximately 3 million cubic feet per day. In addition, the Calvert & Todd No. 1 well also produces 16
- 25 barrels of oil/condensate per million cubic feet of gas, or currently about 60 - 75 barrels of oil/condensate per day (BOPD). The natural gas is being sold by contract to Eagle Natural Gas Company, and the oil/condensate is being sold to UNOCAL in accordance with their assigned farmout agreement with Cambridge Energy. The Company owns a 25% working interest in the well, net of 28% royalties. The Company's working interest will increase to 34.375% after payout, when the other working interest partners get return of their original investment, and remain at that interest for the life of the well. Cambridge Energy is the operator of the well.

     Houma Field Continued Development: The Houma Field project initially consisted of two wells, one development well to be drilled to gas and oil/condensate that remain in reservoirs that produced in wells down dip from the Calvert & Todd No. 1 development well location or reservoirs that were productive by log analysis but never produced, and one well to be drilled to test the upthrown untested fault block on the acreage. The initial well, the Calvert & Todd No.1, described above, was a 12,500' normal pressured Krumbhaar Sand test drilled on the crest of a downthrown fault closure to produce bypassed pay in the First Krumbhaar Sand as well as recoverable reserves from as many as five partially depleted Krumbhaar gas sand reservoirs. There were also several Tex. W. and Big (3) Sands that were logged as pay in the new well. The second location is a proposal to test an upthrown fault closure on north dip for Krumbhaar Sands that lie between two proven productive fault blocks, updip to good sidewall core shows.

     The Formation Test of 4,000 PSI taken in the Krumbhaar 4 Sand during the drilling of Calvert & Todd No.1 indicates that a partial water drive has allowed this reservoir to re-pressure since the last production and a P/Z curve allows the determination of the remaining reserves in this sand. There was no pressure data taken in the Krumbhaar 3 Sand that logged 10' - 14' of net gas pay, nor in the Krumbhaar 1A Sand that logged 8' of net gas pay. The new well logged 28 feet of net gas pay with no known water level in the Big (3) No. 3 Sand at 11,536'. The 8950' Sand was shaled out. The Big (3) No.1 Sand that produced 15.3 billion cubic feet (BCF) in the Calvert & Todd No. 14-1 logged as productive and depleted with a possible low BHP. The Prentice and 1st Gaidry Sands as well as the 9600 Foot Sand in the Tex W. interval also logged as productive. There also appears to be production in other intervals that may add to reserves to the above mentioned reservoirs for a second well to be drilled through the Big (3) section at the optimum structural position on this feature. Completions in similar pays in the Big (3) and Tex W. intervals have had excellent recoveries in other wells in the Houma Field. The modern suite of logs that were run in the Calvert & Todd No. 1 well for porosity and shaley sand resolution (FDC-CNL, GR,
CAL) defined additional pay zones that have not been produced. A well drilled at the apex of this structure will penetrate several potential productive reservoirs that appear anomalous on electric logs of existing wells in the areas that were drilled in the 1950s and 1960s. Cambridge Energy plans at least one additional wells for its farmout properties at Houma to access proven reserves identified and logged during the drilling of the Calvert & Todd No. 1 well.

     Big Island Field: This is a 140 acre property Cambridge Energy has under lease in Rapides Parish, Louisiana, which includes an existing oil well known as the Floyd A-1 well. Geologically, the Floyd A-1 well is situated at the net oil's edge of a Hudson Sand channel and produces water along with the oil from this Wilcox Sand. As part of the continued development of the Big Island Field, this well will be enhanced by equipping it with a larger pump. Current production of Floyd A-1 well is 8-12 BOPD after some rework was accomplished in December 1997, which is sold to Scurlock Permian Corporation a subsidiary of Ashland, Inc. of Houston, Texas. Production is expected to increase to 15-17 BOPD with the larger equipment. The Wilcox formation throughout this region produces water along with the oil shortly after being placed on production. The amount of water increases in the later life of the wells. The Floyd A-1 well should produce for another 10-20 years. The Company purchased a salt water disposal well as part of the Big Island acreage that services the Floyd A-1 well and will service the two additional wells that the Company is preparing to drill on these properties.

     Big Island Field Continued Development. The Big Island and North Big Island Oil Fields of North Central Louisiana are located in Rapides and LaSalle Parishes, Louisiana. Production from these two fields is generated from the Wilcox formation of Eocene Age, and to a lesser degree from the lower Tuscaloosa formation. The Wilcox formation will be the primary target of the development drilling program currently planned by the Company. Production in this area was established in 1950 by Union Production Company, (now known as Pennzoil) who along with Crow Drilling & Production Company, were instrumental in developing these two large fields. There are 11 productive sands in each of these two fields that have produced nearly 30 million barrels of oil to date. The post production history, as well as the exploration techniques employed in drilling these fields by Union Production Company, and the recent infield drilling by other independent companies, suggest only a fraction of the oil has been discovered in or recovered from these two fields. The concept of horizontally infield drilling can be employed in this program as well as the targeting of untapped reservoirs in this region of established production. These efforts will concentrate on horizontally drilling an up dip direction to wells that have watered out and drilling a channel-sand type reservoir between wells that have ceased to produce because of premature water encroachment.

     The first well will be a 5,800' straight hole test drilled to the Hudson Sand reservoir, where the electric log and side wall cores will determine the net feet of oil pay in the drainage area of one or two horizontal wells. This evaluation well is also drilled to complete in the 5,200 Foot Sand that also produced in offset, down dip of this field. An additional well may be necessary during the producing life of the first straight hole to economically drain the entire remaining reserves in this sand. The initial straight hole well will evaluate the net oil thickness and other data for the first horizontal well project, and the requirement for a second horizontal well later in the productive life of the first horizontal well drilled.

     West Lake Arthur Field: This is a 352 acre oil producing property that Cambridge Energy has under lease in Jefferson Davis Parish, Louisiana . It includes an existing well bore that the Company intends to recomplete in new pay zones shown on the logs, as well as one new "sidetrack" well the Company intends to drill. The first project will be the Edgewater (TGT) Morgan Plantation No.1 well as a re-entry and re-completion project of a previously produced well. The well was originally drilled by Tennessee Gas Transmission in 1957. It is still completed in the original perforated interval and no additional work was done to alter this completion since that date. The Company has purchased this well bore and equipment from the land owners and owns the rights to the reservoirs to 13,500' by virtue of the lease agreement. A re-completion in this well bore will be only one of the revenue streams possible from the reservoirs under the lease block owned by the Company in this field. These evaluations will be made after this first well has been put on production. The Edgewater well bore has four zones that are productive by either down dip production history, core analysis and/or log analysis. The re-entry and workover will provide a five year moratorium of severance taxes that amounts to 12.5% of gross sales.

     The second well is planned to be directionally drilled from the plugged and abandoned Miller, Morgan Plantation No. 1 well. The well is planned to be a replacement well to the Tenneco, Morgan Plantation well that experienced collapsed casing after producing 428,683 barrels of oil from the 2nd Marg howei Sand. This directionally drilled well is planned so as to have 1,050' of horizontal displacement at the top of the 1st Marg howei Sand as seen at 12,775' in the Tenneco, Morgan Plantation No.1 well. The new well should be slightly high to the 2nd Marg howei completion in the Tenneco well. Tenneco had proposed a recompletion in the 1st Marg howei Sand but the collapsed casing prevented this operation. The fault block of interest has excellent productive sands from the log analysis and production histories of down dip wells. The Company expects to confirm four to five productive zones with this well. The re-entry and sidetrack procedure, as compared to drilling a new vertical hole, is approximately half the price and will provide a five year moratorium of severence taxes also which will pay for the cost of drilling and completing the well. An additional development well will have to be considered if the sidetrack hole confirms the presence of reserves as calculated from the study of the older well logs in this fault block.

     Cambridge Bayou Blue Field: This is an 80 acre oil producing property that the Company has under lease in Iberville Parish Louisiana. This property has three wells that are candidates for re-entry so as to workover and recomplete in zones that were not produced to their economic limits and were prematurely plugged during low oil prices in the 1960s. In addition to 7 productive sands that have produced oil and gas in the past, there are also other possible productive zones that have never been produced. One of the wells on the lease can be converted into a salt water disposal well.

     The Cambridge Energy lease is located on the southwest flank of the salt dome. The structural oil and gas trapping mechanism is truncation of the sediments against the impermeable salt plug in the deeper sediments and the shallow sediments are draped across the top of the salt plug. Salt domes have historically been the most prolific oil fields in South Louisiana. The Bayou Blue Field is not an exception. The Cambridge lease has previously produced over
1.2 million barrels of oil.

     Cambridge Energy's approach to re-developing this field is to drill one well up dip to the well known as the Grief Brothers No. 3 well and putting the Grief Brothers No. 3 well and the Grief Brothers No. 4 well back on production by re-entry into these existing well bores. The Grief Brothers No. 2 well could then be re-completed at a later date, depending upon production results from the other wells.

     Cambridge Arnaudville Field. This is a 312 acre gas and oil/condensate property Cambridge Energy has under lease in St. Martin Parish, Louisiana. Initial project plans call for two development wells to be drilled to reserves that remain in reservoirs that previously produced down dip from the prospective development well location or shown productive by log analysis. The initial well is a 10,400' normal pressured Tweedel Sand test updip from a well that produced form the Nodosaria 3 Sand as well as from the Homeseekers "B" and 9,400 Foot Sand. The main objective is the Nodosaria 3 Sand that produced in the down dip Slick Oil Company, Singleton No. 1 well. Cores from the down dip well indicate an oil level in this reservoir that will result in a low gas-oil ratio. The production from this down dip well was probably curtailed as the bottom hole location at this Nodosaria 3 Sand depth was drilled very near the fault.

     The initial development well is to be drilled so as to be 1,650 feet east of the Singleton No. 1 well. The up dip bottom hole location in the Nodosaria 3 Sand should provide 20 feet of net gas/oil condensate pay with a possible oil level. There should be no water level as the well should be 22-25 feet high as mapped. The Tweedel Sand should log 15-40 feet of pay with a possible oil and water level. The second development well, Arnaudville Field-West Prospect is to the west in a downthrown fault block. This is a well to be drilled updip to reservoirs that produced in this separate fault block. These sands will also produce gas condensate reserves.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (a)      Security Ownership of Certain Beneficial Owners

                  NONE

         (b)      Security Ownership of Management

The following table sets forth the share holdings of the Company's directors and executive officers as of March 31, 1998, with these computations based upon 8,334,786 shares of common stock being outstanding, and no options granted being exercised.
--------------------------------------------------------------------------------
(1)            (2)                      (3)                      (4)
Title of       Name and Address         Amount and Nature        Percent of
Class          of Beneficial Owner      of Beneficial Owner      Class
--------------------------------------------------------------------------------

Common       Perry Douglas West         Chairman and CEO         38.3
             P.O. Box 1656              3,192,393 Shares*
             Cocoa, Florida 32923

Common       Lee M. Payne               Former Executive Vice
             1295 Rockledge Drive       President/Director
             Rockledge, Florida 32955   3,192,393 Shares*        38.3

Common       Officers and Directors
             as a Group                 6,384,786 Shares         76.6

* Both Mr. West and Mr. Payne have options to purchase 1,000,000 shares of the Company's Common Stock at $.50; 1,000,000 shares at $1.00; and 1,000,000 shares at $1.50 any time within sixty months of June 9, 1997 when the options were granted.

         Management has no knowledge of the existence of any arrangements or pledges of the Company's securities which may result in a change in control of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         (a)      Identification of  Directors and Executive Officers.

           (1)                    (1)           (2)               (3)
          Name                    Age          Term*            Served
          ----                   -----         -----            ------

Perry Douglas West                            Elected           Since
Chairman and CEO                  50          Annually          Inception


         *All directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

         The following is a brief description of the business background of the directors and executive officers of the Company:

     Perry Douglas West co-founded the Company in April 1996, and has served as Chairman of the Board, President and Chief Executive Officer since its inception. He was Chairman and Chief Executive Officer of Interactive Technologies Corporation (ITC) from 1995 until January 1998. ITC is a developer and producer of television, interactive television and interactive digital media programming. Mr. West co-founded American Financial Network in 1985. Headquartered in Dallas, Texas, American Financial Network operated a national computerized mortgage loan origination network. Mr. West served as Executive Vice President/Director and General Counsel of this publicly traded company from 1985 to 1991. Mr. West has practiced law in Florida since 1974, representing various business institutions in the financial, computer, natural resources and general business industries and international transactions. He was graduated with a Bachelor of Arts degree from The Florida State University in 1968 and with a Juris Doctorate degree from The Florida State University College of Law in 1974.

     There are no other significant employees of the business, and there are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers. None of the Company's directors, executive officers or nominees for such office have been involved in any legal proceedings related to bankruptcy of an entity where they held such positions; nor charged or convicted in any criminal proceedings; nor subject to any order, judgment, or decree permanently or temporarily enjoining, barring, suspending or other wise limiting their involvement in any type of business, securities or banking activities; nor found in any manner whatsoever to have violated a federal or state securities or commodities law.


ITEM 6.  EXECUTIVE COMPENSATION

     Cash Compensation:

     The following table sets forth the aggregate cash compensation paid by the Company for services rendered during the periods indicated to its directors and executive officers:


                           SUMMARY COMPENSATION TABLE


Name & Position       Fiscal Year     Salary       Bonus      Other Compensation
---------------       -----------     ------       -----       -----------------
Perry D. West
Chairman/CEO             1997(1)       -0-          -0-               -0-
                         1998(2)     $40,615        -0-             $45,000

Lee M. Payne
Executive VP             1997(1)       -0-          -0-               -0-
(Former)**               1998(2)     $35,538        -0-               -0-


(1) April 9, 1996 (Inception) - March 31, 1997

(2) April 1, 1997 - March 31, 1998

**Mr.Payne has resigned from the Company but no settlement has been made concerning his Compensation Agreement.

     Mr. West and Mr. Payne each have Executive Compensation Agreements in effect with the Company, approved by the Board of Directors. These Agreements are each for five year terms, and are incentive based over and above the basic salary of $150,000 per annum for Mr. West, and $135,000 per annum for Mr. Payne. Salary increases are based on gross revenue achievements. The first two full fiscal years' gross revenue goals for salary increases are $4,000,000, and $8,000,000 respectively. Third, Fourth and Fifth year gross revenue goals will be set by the Board of Directors prior to the beginning of those years. Additional benefits include medical and dental coverage for Mr. West and Mr.

Payne and their families; disability coverage; vacation; automobile or allowance for automobile; and a death benefit. Mr. West and Mr. Payne are also entitled to participate in the Company's Key Employee Stock Option Plan which has been authorized by the Board of Directors but not implemented as of the fiscal year ended March 31, 1998. Mr. West and Mr. Payne will also be entitled to participate in the Company's 401(K) retirement plan, which the Company intends to offer to its employees during FY 1999. These employment contracts may be terminated for cause, and they provide for payments to the executive in the event there is a change of control of the Company which adversely affects their employment. Mr. West and Mr. Payne have agreed to waive all or partial salary and other benefits from their compensation agreements until the Company's revenue supports these expenditures.


     The following table sets forth the options granted during the last 12 months to each of the directors and executive officers:


         Option/SAR Grants in Last Fiscal Year   (Individual Grants):

                       Number of       Percent of total
                       Securities        Options/SARs
                       Underlying          granted to                Exercise or
                      Options/SARS       employees in    base price   Expiration
        Name            Granted           fiscal year    ($/Share)       date
       -----          ------------     ----------------  ----------  -----------

Perry D. West          1,000,000             16.7           $ .50      6/9/02
                       1,000,000             16.7           $1.00      6/9/02
                       1,000,000             16.7           $1.50      6/9/02

Lee M. Payne           1,000,000             16.7           $ .50      6/9/02
                       1,000,000             16.7           $1.00      6/9/02
                       1,000,000             16.7           $1.50      6/9/02

         No options granted to the directors and executive officers were exercised during the fiscal year ended March 30, 1998.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholder Loans. During the fiscal year ending March 31, 1998, both executive officers and directors of the Company, Mr. West and Mr. Payne, made shareholder loans to the Company for operating expenses totaling $ 31,905.00. These amounts were loaned at no interest, and will be reimbursed at such time as cash flow permits.

Other Material Transactions. With the exception of the Executive Compensation Agreements and the Executive Stock Option Agreements of Mr. West and Mr. Payne, there have been no material transactions, series of similar transactions or currently proposed transactions to which the Company or any officer, director, their immediate families or other beneficial owner is a party or has a material interest in which the amount exceeds $60,000.


ITEM 8.  DESCRIPTION OF SECURITIES

     Authorized Capital Stock

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock with a par value of $.0001; and 25,000,000 shares of preferred stock at a par value of $.0001.

     Common Stock. The holders of the common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of the shareholders. Shares of common stock do not carry cumulative voting rights, and therefore a majority of the shares of outstanding common stock will be able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any persons to the Board of Directors. The Company's By-laws provide that a majority of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meeting except with respect to certain matters for which a greater percentage quorum is required by statute or the Company's Articles of Incorporation or By-laws.

     Shareholders  of  the  Company  have  no  pre-emptive   rights  to  acquire
additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights.

     Preferred Stock. As of March 31, 1998, there were no preferred shares issued or outstanding. The Board of Directors is authorized by the Articles of Incorporation to prescribe by resolution the voting powers, designations, preferences, limitations, restrictions, reactive rights and distinguishing designations of the preferred shares if issued.

     There are no provisions in the By-laws or Articles of Incorporation of the Company which would delay, defer or prevent a change in control of the Company.


                                     Part II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     (a) Market Information

     The Company's common stock is listed on the OTC Bulletin Board of the NASD, and began trading on November 24, 1997. The high and low bid prices since the quarter then ending December 31, 1997, are as follows:

Quarter Ending:                                       Bid

                                            High               Low
December 31, 1997                           2 3/8             1 5/8
March 31, 1998                                  3               7/8


     These bid prices were obtained from Prophet Information Services, Inc. and do not necessarily reflect actual transactions, retail mark-ups, mark-downs or commissions. The transactions include inter-dealer transactions.

     (b) Holders

     As of March 31, 1998, the number of holders of the Company's common shares was 69.

     (c) Dividends

     There are presently no material restrictions that limit the ability of the Company to pay dividends on common stock or that are likely to do so in the future. The Company has not paid any dividends with respect to its common stock, and does not intend to pay dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. To the knowledge of management, no director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     During the fiscal year ending March 31, 1998, the Company sold the following securities under exemption from registration of Rule 504 of Regulation D of the Securities Act of 1933. The offerings were made directly by the Company through its directors and executive officers, who did not receive any additional compensation for such effort. There were no underwriters or selling agents involved in the transactions.

         Date                   Title                           Amount

         6/97                   Common                        565,000 Shares
         6/97                   Common                      1,000,000 Shares
         9/97                   Common                        216,000 Shares
        11/97                   Common                        333,000 Shares
         2/98                   Common                         61,000 Shares

         The Company realized a total of $772,625 from these Rule 504 sales.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The By-laws of the Company state that to the extent allowed by the State law, as same may be amended, and subject to the required procedure thereof, the corporation shall indemnify any person who was or is a party of is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                            TURNER, STONE & COMPANY
                          Certified Public Accountants
                       12700 Park Central Dr., Suite 1610
                              Dallas, Texas 75251
                            Telephone (972) 239-1660
                           Facsimilie (972) 239-1665



                          Independent Auditor's Report


Board of Directors
Cambridge Energy Corporation
Cocoa, Florida


We have audited the accompanying balance sheets of Cambridge Energy Corporation as of March 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the year ended Mach 31, 1998 and the period April 9, 1996 (Inception) through March 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Energy Corporation at March 31, 1998 and 1997, and the results of its operations and its cash flows for the aforementioned periods in conformity with generally accepted accounting principles.

The Supplementary Information Regarding Oil and Gas Producing Activities on pages 14 through 17 is not a required part of the basic financial statements but is supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplementary information. However, we did not audit the information and express no opinion on it.



/S/ Turner, Stone & Company
---------------------------
Certified Public Accountants
June 12, 1998

FINANCIAL STATEMENTS



                          CAMBRIDGE ENERGY CORPORATION
                                 BALANCE SHEETS
                             MARCH 31, 1998 AND 1997


                                                                            Assets

                                                                               1998                     1997
                                                                               ----                     ----
Current assets:

         Cash                                                          $        12,139       $         4,826
         Accounts receivable, trade                                            114,039                10,242
         Joint interest billings receivable                                    173,402                     -
         Marketable equity securities,
              at fair value                                                     24,525                65,025
         Prepaid expenses                                                       27,987                 2,505
                                                                         -------------         -------------

                  Total current assets                                         352,092                82,598
                                                                         -------------         -------------

Property and equipment, net of $1,265 and
     $0 of accumulated deprecation                                              45,259                     -
                                                                         -------------         -------------

Oil  and gas properties, accounted for using the successful efforts method:

         Oil interests, proved properties, net
             of $3,392 and $467 of accumulated
             depletion                                                         194,806                33,856

         Support equipment, at cost, net of
             $5,657 and $1,563 of accumulated
             depreciation                                                       19,939                17,196
                                                                         -------------         -------------

                                                                               214,745                51,052
                                                                         -------------         -------------

                                                                       $       612,096       $       133,650
                                                                        ==============        ==============





                           The accompanying notes are an integral part of the financial statements.

                                                            15

                          CAMBRIDGE ENERGY CORPORATION
                                 BALANCE SHEETS
                             MARCH 31, 1998 AND 1997


                                                             Liabilities and Stockholders' Equity


                                                                                1998                   1997
                                                                                ----                   ----
Current liabilities:

         Accounts payable, trade                                       $       471,536       $        28,184
         Drilling advances                                                     242,500                     -
         Advances from stockholders                                             36,734                     -
                                                                         -------------         -------------

                  Total current liabilities                                    750,770                28,184
                                                                         -------------         -------------

Commitments and contingencies                                                        -                     -

Long-term liabilities                                                                -                     -

Stockholders' equity (deficit):

         Preferred stock, $ .0001 par value,
             25,000,000 shares authorized,
             no shares issued or preferences
             determined                                                              -                     -
         Common stock, $ .0001 par value,
             50,000,000 shares authorized,
             8,340,786 and 1,200,000 shares
             issued and outstanding, respectively                                  834                   120
         Paid in capital in excess of par                                      886,552               114,875
         Accumulated deficit                                            (      985,560)       (        9,529)
         Accumulated other comprehensive loss                           (       40,500)                    -
                                                                         -------------         -------------

                                                                        (      138,674)              105,466
                                                                         -------------         -------------

                                                                       $       612,096       $       133,650
                                                                        ==============        ==============



                               The accompanying notes are an integral part of the financial statements.

                                                                   16

                          CAMBRIDGE ENERGY CORPORATION
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                      FOR THE YEAR ENDED MARCH 31, 1998 AND
           THE PERIOD APRIL 9, 1996 (INCEPTION) THROUGH MARCH 31, 1997

                                                                                1998                 1997
                                                                                ----                 ----
Revenues:

         Oil and gas sales, net of royalties                           $        73,899       $        17,272
         Lease operating and other income                                       53,289                     -
                                                                         -------------         -------------

                                                                               127,188                17,272
                                                                         -------------         -------------

Operating expenses:

         Production costs                                                       15,997                 8,382
         Exploration costs                                                     840,450                 2,915
         Marketing expenses                                                        620                     -
         General and administrative                                            237,868                13,474
         Depletion                                                               2,925                   467
         Depreciation                                                            5,359                 1,563
                                                                         -------------         -------------

                                                                             1,103,219                26,801
                                                                          ------------         -------------

Net loss                                                                (      976,031)        (       9,529)

Other comprehensive income, net of tax:

         Unrealized loss in value of
             marketable securities                                      (       40,500)                    -
                                                                         -------------         -------------

Comprehensive loss                                                     $(    1,016,531)      $(        9,529)
                                                                         =============         =============


Net loss per share                                                     $(          .14)      $(          .01)
                                                                         ==============       ==============

Comprehensive loss per share                                           $(          .15)      $(          .01)
                                                                         ==============       ==============




                                  The accompanying notes are an integral part of the financial statements.

                                                                             17


                                                                 CAMBRIDGE ENERGY CORPORATION

                                                              STATEMENTS OF STOCKHOLDERS' EQUITY
                                                             FOR THE YEAR ENDED MARCH 31, 1998 AND
                                                  THE PERIOD APRIL 9, 1996 (INCEPTION) THROUGH MARCH 31, 1997

                                                                              Accumulated Other
                                       Common Stock             Add'l Paid     Comprehensive      Accumulated
                                    Shares        Amount         In Capital         Loss             Deficit       Total
Issuance of common stock
    for cash  and marketable
    equity securities             1,200,000    $     120        $ 114,875                                        $ 114,995

Net loss                                                                                          (    9,529)    (    9,529)
                                  ---------    ---------        ---------     ----------------    -----------    -----------

Balance at March 31, 1997         1,200,000    $     120        $ 114,875      $            -    $(    9,529)    $  105,466

Issuance of common stock
     to repay stockholder
     advances                     5,184,786    $     518        $  25,406                                        $   25,924

Issuance of common stock
     for cash, net of $47,858
     of offering costs            1,941,000    $     194        $ 728,773                                        $  728,967

Issuance of common stock
     for services                    15,000    $       2        $  17,498                                        $   17,500

Unrealized loss in
     marketable securities                                                    (       40,500)                    $(  40,500)

Net loss                                                                                          (  976,031)     ( 976,031)
                                   ---------   ----------       ---------     ---------------     -----------    -----------

Balance at March 31, 1998          8,340,786   $      834       $ 886,552     $(      40,500)    $(  985,560)    $( 138,674)
                                   =========   ==========       =========     ===============    ============    ===========


                         The accompanying notes are an integral part of the financial statements.

                                                                18

                          CAMBRIDGE ENERGY CORPORATION
                            STATEMENTS OF CASH FLOWS
                     FOR THE YEARS ENDED MARCH 31, 1998 AND
           THE PERIOD APRIL 9, 1996 (INCEPTION) THROUGH MARCH 31, 1997

                                                                             1998                      1997
                                                                             ----                      ----
Cash flows from operating activities:

         Oil and gas sales received                                    $        91,714       $         7,030
         Interest received                                                         775                     -
         Cash paid to employees                                         (       81,536)                    -
         Cash paid to suppliers                                         (      576,894)      (         9,663)
         Interest paid                                                               -                     -
         Income taxes paid                                                           -                     -
                                                                         -------------        --------------

         Net cash used in operating activities                          (      565,941)      (         2,633)
                                                                         -------------       ---------------

Cash flows from investing activities:

         Purchase of property and equipment                             (       53,361)      (         8,188)
         Purchase of oil interests                                      (      134,257)      (        34,323)
                                                                         -------------       ---------------

         Net cash used in investing activities                          (      187,618)      (        42,511)
                                                                         -------------       ---------------

Cash flows from financing activities:

         Advances from stockholders                                             31,905                     -
         Issuance of common stock                                              728,967                49,970
                                                                         -------------        --------------

         Net cash provided by financing activities                             760,872                49,970
                                                                          ------------       ---------------

Net increase in cash                                                             7,313                 4,826

Cash at beginning of period                                                      4,826                     -
                                                                         -------------        --------------

Cash at end of period                                                  $        12,139       $         4,826
                                                                        ==============        ==============





                      The accompanying notes are an integral part of the financial statements.

                                                                             19


                          CAMBRIDGE ENERGY CORPORATION
                            STATEMENTS OF CASH FLOWS
                     FOR THE YEARS ENDED MARCH 31, 1998 AND
           THE PERIOD APRIL 9, 1996 (INCEPTION) THROUGH MARCH 31, 1997


                     Reconciliation of Net Loss to Net Cash
                          Used in Operating Activities

                                                                                1998                   1997
                                                                                ----                   ----
Net loss                                                                   $(  976,031)       $(       9,529)
                                                                         -------------        ---------------

Adjustment to reconcile net loss
     to net cash used in operating
     activities:

         Depletion                                                               2,925                   467
         Depreciation                                                            5,359                 1,563
         Common stock issued for services                                       17,500                     -
         Loss on abandoned oil interest                                          1,135                     -
         (Increase) decrease in accounts receivable, trade              (      277,199)      (        10,242)
         (Increase) decrease in prepaid expenses                        (       25,482)      (         2,505)
         Increase (decrease) in accounts payable, trade                        443,352                17,613
         Increase (decrease) in drilling advances                              242,500                     -
                                                                         -------------         -------------

     Total adjustments                                                         410,090                 6,896
                                                                         -------------        --------------

Net cash used in operating activities                                  $(      565,941)      $(        2,633)
                                                                         =============        ==============

                   Supplemental Schedule of Non-Cash Investing
                            and Financing Activities

Issuance of common stock in exchange for
     marketable    equity securities                                   $             -       $        65,025

Issuance of common stock for repayment
     of advances from stockholders                                     $        25,924                     -

Purchase of support equipment
     in exchange for account payable                                   $             -       $        10,571

Purchase of property and equipment through
     advances from stockholders                                        $        30,753                     -


                        The accompanying notes are an integral part of the financial statements.

                                                                20


                          CAMBRIDGE ENERGY CORPORATION
                       SUPPLEMENTARY INFORMATION REGARDING
                        OIL AND GAS PRODUCING ACTIVITIES
                      FOR THE YEAR ENDED MARCH 31, 1998 AND
           THE PERIOD APRIL 9, 1996 (INCEPTION) THROUGH MARCH 31, 1997
                                    UNAUDITED


         The following supplementary oil and gas information is provided in accordance with Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities (SFAS 69). The Company has properties in only one reportable geographic area, all of which are oil properties.

1.  CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

                                                         1998             1997
                                                         ----             ----

    Proved oil and gas properties                  $    198,198       $   34,323
    Unproved oil and gas properties                                            -
    Support equipment, proved properties                 25,586           18,759
                                                   ------------       ----------
                                                        223,784           53,082
    Accumulated depreciation and
      depletion                                           9,039            2,030
                                                   ------------       ----------

    Net capitalized costs                          $    214,745       $   51,052
                                                   ============       ==========

2.  COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES FOR ABOVE
    REFERENCED PERIODS
                                                         1998             1997
                                                         ----             ----

    Acquisition of proven properties               $    170,712       $   53,082

    Exploration costs                                   840,450            2,915


3.  RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
    FOR THE ABOVE REFERENCED PERIODS
                                                         1998             1997
                                                         ----             ----

    Oil and gas sales                               $    73,899       $   17,272
    Lease operating income                               52,514                -
    Production costs                                     15,997            8,382
    Exploration expenses                                840,450            2,915
    Depreciation and depletion                            7,009            2,030
    Income tax expense                                        -                -
                                                     ----------       ----------
    Results of operations for oil
      and gas producing activities
      (excluding corporate overhead
      and financing costs)                          $(  737,043)      $    3,945
                                                    ===========       ==========

                          CAMBRIDGE ENERGY CORPORATION
                       SUPPLEMENTARY INFORMATION REGARDING
                        OIL AND GAS PRODUCING ACTIVITIES
                      FOR THE YEAR ENDED MARCH 31, 1998 AND
           THE PERIOD APRIL 9, 1996 (INCEPTION) THROUGH MARCH 31, 1997
                                    UNAUDITED

 4.   RESERVE QUANTITY INFORMATION

         The following estimates of proved developed reserve quantities are estimates only, and do not purport to reflect realizable values or fair market value of the Company's reserves. They are presented in accordance with the guidelines established by the S.E.C. and disclosure requirements promulgated by SFAS 69. The Company emphasizes the reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in southern Louisiana.

         Proved  reserves  are  estimated   reserves  of  crude  oil  (including
condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating method. The Company's proved developed and undeveloped reserves and changes in them during the periods are as follows.

                                                  Oil            Gas
                                                 (BBLS)         (MCF)
                                                 ------         -----

        Purchase of minerals in place           663,779             -
         Production                           (   1,079)            -
                                              ----------     ---------

         Reserves at March 31, 1997             662,700             -

         Revisions of previous estimates         99,143             -
         Purchase of minerals in place        2,386,370     29,228,756
         Production                           (   3,763)   (    92,866)
                                              ----------   ------------

         Reserves at March 31, 1998           3,144,450     29,135,890
                                              ==========   ============


 5. STANDARDIZED MEASURES OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES AT THE ABOVE REFERENCED DATE

     The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas, estimated at $14.00 per barrel and $2.18 per MMBTU, respectively, (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                          CAMBRIDGE ENERGY CORPORATION
                       SUPPLEMENTARY INFORMATION REGARDING
                        OIL AND GAS PRODUCING ACTIVITIES
                      FOR THE YEAR ENDED MARCH 31, 1998 AND
           THE PERIOD APRIL 9, 1996 (INCEPTION) THROUGH MARCH 31, 1997
                                    UNAUDITED


                    STANDARDIZED MEASURE OF DISCOUNTED FUTURE
                    NET CASH FLOW AT MARCH 31, 1998 AND 1997

                                              1998                    1997
                                              ----                    ----

Future cash inflows                      $ 39,039,330             $ 3,276,240
Future production costs                  (  9,131,220)             (  862,010)
Future development costs                 (  2,000,750)             (  500,750)
Future income tax expenses               (  9,625,168)             (  661,630)
                                         -------------            ------------

Future net cash flows                      11,282,192               1,251,850

10% annual discount for
     estimated timing of cash flows       ( 4,120,252)             (  499,660)
                                         --------------           ------------

Standardized measure of
     discounted future net cash
     flows relating to proved
     oil and gas reserves                $  7,161,940             $   752,190
                                         ==============           ============


                  RECONCILIATION OF CHANGES IN THE STANDARDIZED
                   MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                       DURING THE ABOVE REFERENCED PERIOD

Beginning of period                               $   752,190    $           -

Sales of oil and gas produced                     (    73,899)   (      17,272)
Net changes in prices and production costs        (   105,394)               -
Development costs incurred                        (   840,450)   (       2,915)
Revisions of previous quantity estimates              347,972                -
Net changes from purchase of minerals
     in place                                       7,081,521          772,377
                                                   -----------   --------------

End of period                                     $ 7,161,940    $     752,190
                                                  ===========    ==============

                          CAMBRIDGE ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

         Cambridge Energy Corporation (the Company) was incorporated in the state of Nevada on April 9, 1996. The Company is an independent oil and gas company engaged in the exploration and development of domestic oil and gas properties. It presently owns two oil well properties and related support equipment located in Louisiana.
Oil produced is sold to various crude oil purchaser in the Louisiana market.

Method of accounting for oil and gas properties

         The Company uses the successful efforts method of accounting for oil and gas producing activities, as set forth in the Statement of Financial Accounting Standards No. 19, as amended. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed as incurred.

         Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing a valuation allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are carried at cost and depreciated over their estimated useful lives.

         On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

         On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Property and equipment

         Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are being provided by accelerated methods for financial and tax reporting purposes over estimated useful lives of five to seven years. Marketable equity securities

         The Company owns 75,000 common stock shares of a corporation publicly traded on NASDAQ Small Cap market (Note 4) Pursuant to Financial Accounting Standards No. 115 these securities are classified as available-for-sale and are recorded in the accompanying financial statements at their fair value based on the quoted market price of the stock. At March 31, 1998 and 1997, unrealized loss on these securities totaled $40,500 and $0, respectively and have been charged to comprehensive earnings.

                          CAMBRIDGE ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

Management estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flow

         For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months. None of the Company's cash is restricted.

Net loss per share

         For the year ended March 31, 1998 and the period April 9, 1996 (inception) through March 31, 1997, the net loss per share amount is based upon 6,853,389 and 1,200,000 weighted average shares of common stock outstanding, respectively.

2.       COMMITMENTS AND CONTINGENCIES

Leases

         The Company is currently using office space provided free of charge by a corporation owned by its President. The fair rental value of this space provided is not material. At March 31, 1998, the Company was not obligated under any noncancellable operating or capital lease obligations.

Employment contracts

         In January 1998, the Company entered into employment agreements with its two officers which provide for the payment of $285,000 in annual salaries and additional compensation based on annualized gross revenues. The agreements run through December 31, 2002 and in certain instances can be extended through December 31, 2007.

Year 2000 computer compliance

         The Company's computer hardware and the software is currently in compliance with the year 2000 dating issues. Furthermore, management does not believe any additional significant costs will be incurred in dealing with this issue and the accompanying financial statements do not contain any reserve for this contingency. The Company has charged to expense when incurred approximately $2,000 related to becoming year 2000 compliant.

3.       INCOME TAXES

         The Company uses the accrual method of accounting for tax reporting purposes. At March 31, 1998 and 1997, the Company had net operating loss carryforwards for financial and tax reporting purposes of approximately $1,060,000 and $9,000, respectively which expire through the year 2013.

         Deferred federal income tax provisions result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes primarily relating to different methods of accounting for intangible exploration and development costs and depletion.

         For the year  ended  March  31,  1998  and the  period  April  9,  1996
(inception) through March 31, 1997, pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized deferred tax assets and liabilities which have been offset by valuation allowances in the same amount. Significant components of the Company's deferred tax assets and liabilities are summarized below.

                          CAMBRIDGE ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


                                                   1998              1997
      Deferred tax assets:

          Net operating loss carryforward     $   352,101        $   3,2240
                                              -----------        ----------

      Deferred tax liability:

          Intangible drilling costs                24,464             6,950
          Depletion                           (       994)                -
                                              ------------       -----------
                                                   23,470             6,950
                                              ------------       -----------

                                                  328,631        (    3,710)

       Valuation allowance                    (   328,631)            3,710
                                              ------------       -----------

       Net deferred tax asset (liability)     $         -        $        -
                                              ============       ===========


4.       RELATED PARTY TRANSACTIONS

Stockholder

         In March 1997, the stockholders of the Company each contributed 37,500 common stock shares of a public company (Note 1), controlled by one of the Company's stockholders, as additional paid in capital on common stock shares issued by the Company earlier in the year. The shares were recorded at their fair value at the date they were contributed to the Company.

During the year ended March 31, 1998, the Company received cash advances from its two major stockholders totaling $31,905 and it also received property and equipment with a fair value of $30,753 accounted for as additional advances. These advances are non interest bearing, unsecured and payable upon demand. In June 1997, the Company issued 5,184,786 common stock shares at a fair value of $.005 per share to repay $25,924 of these advances. At March 31, 1998, outstanding advances totaled $36,734.

During the year ended March 31, 1998, a stockholder and officer provided legal services to the Company totaling $45,000. The services were valued at fair value for the services provided.

5.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of its cash and accounts receivable.

Cash

         The Company maintains its cash in bank deposit and other accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash.

Accounts receivable

         The Company accounts receivable are unsecured and represent oil production sales and lease operating income not collected at the end of the year. Management believes these accounts receivable are fairly stated at estimated net realizable amounts and do not require any reserve for uncollectible amounts.

                          CAMBRIDGE ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


     6.   STOCK OPTIONS AND WARRANTS

         During the year ended March 31, 1998, the Company issued various stock options and warrants to employees and others. The Company uses the intrinsic value method of accounting for stock options. Compensation cost for options granted has not been recognized in the accompanying financial statements because the exercise prices exceeded the current market prices of the Company's common stock on the dates of grant. The options and warrants expire between April 1998 and June 2002 and are exercisable at prices from $.50 to $5.00 per option or warrant.
         The following is a schedule of the activity relating to the Company's stock options and warrants. Other than the 1,098,000 warrants identified below as granted during the year ended March 31, 1998, all other amounts relate to stock options the Company has issued.

                               Year Ended                      Year Ended
                              March 31, 1998                 March 31, 1997
                              --------------                 --------------

                                      Weighted Avg.                Weighted Avg.
                           Shares      Exercise          Shares       Exercise
                         (x 1,000)       Price          (x1,000)        Price
                         ---------    ------------      --------   -------------
Options and warrants
    outstanding at
    beginning of year           -      $       -              -         $     -

Granted:
    Options                 6,000      $    1.00              -         $     -
    Warrants                1,098      $    4.00              -         $     -

Exercised                       -      $       -              -         $     -

Expired:
    Warrants             (    432)     $    4.00              -         $     -
                         ---------                      --------

Options and warrants
    outstanding and
    exercisable at end
    of year                 6,666      $    1.30              -         $     -
                            =====                       ========

Weighted average fair
    value of options and
    warrants granted during
    the year                           $     .32              -               -

    The following table summarizes information about the Company's stock options and warrants outstanding at March 31, 1998, all of which are exercisable.

                                          Weighted Average
            Range of          Number         Remaining        Weighted Average
         Exercise Prices   Outstanding    Contractual Life     Exercise Price

         $ .50-1.50           6,000           3.1 years           $   1.00
             $ 3.00             333            .1 years           $   3.00
             $ 5.00             333            .1 years           $   5.00

    The following pro forma disclosures reflect the Company's net loss per share amounts assuming the Company accounted for stock options granted using the fair value method pursuant to Statement of Financial Accounting Standards No. 123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.6%; no expected dividends; expected lives of 3 years; and expected volatility of 340.1%.

                          CAMBRIDGE ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


                                      Year Ended              Year Ended
                                    March 31, 1998          March 31, 1997
                                    --------------          --------------

         Net loss                   $(    1,138,531)        $(      9,529)

         Net loss per share         $(          .17)        $(        .01)

         During the year ended May 31, 1998, the Company also issued 15,000 common stock shares in exchange for services. These services were recorded at their fair value of $17,500 and were charged to expense.

                                    Part III

                                Index to Exhibits


(3) 3.1  Articles of Incorporation
    3.2  By-Laws

(10)Material Contracts
    10.1 Farmout Agreement from Union Oil Company of California with Assignment from Proven Fuel Exploration, Inc.
    10.2 Management Agreement/Triton Wellhead
    10.3 Executive Compensation Agreement (Perry  Douglas West)
    10.4 Executive Compensation Agreement (Lee M. Payne)
    10.5 Executive Stock Option Agreements (Perry Douglas West)
    10.6 Executive Stock Option Agreements (Lee M. Payne)
    10.7 Qualified Equity Incentive Stock Option Plan

                                   SIGNATURES


                  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  Cambridge Energy Corporation

                                  September 18, 1998




                                   By: /s/ Perry Douglas West
                                   --------------------------
                                       Perry Douglas West
                                       Chairman and Chief Executive Officer